S

19010852

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-19014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 (MM/DD/YY) AND ENDING 09/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Samuel A. Ramirez & Co., Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway, 29th Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

SEC Mail Processing
NOV 30 2018
Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J Kick 212-248-3847
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Ave, Floor 3 (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
NOV 30 2018
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Samuel A. Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuel A. Ramirez & Co., Inc, as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

DANIEL J. DONOHUE
NOTARY PUBLIC, State of New York
No. 01DO4731804
Qualified in Westchester County
Commission Expires Feb. 28, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

SAMUEL A. RAMIREZ & COMPANY, INC.

SEPTEMBER 30, 2018

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Samuel A. Ramirez & Company, Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc. (the "Company") as of September 30, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2017.

New York, New York
November 28, 2018

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2018

ASSETS

Cash	$	164,875
Deposit with clearing agent		500,000
Receivables from brokers, dealers and counterparties		2,623,104
Net trade date receivable		4,089,673
Marketable securities owned, at fair value		69,781,980
Due from affiliate		2,444,061
Due from related parties		550,179
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,549,596		1,665,602
Other assets		1,848,974
Prepaid taxes		55,140
Deferred income taxes		918,987
Total Assets	$	84,642,575

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased at fair value	$	32,243,372
Accrued expenses and other liabilities		13,838,828
Due to clearing agent		5,279,851
Due to affiliate		197,151
Total Liabilities		51,559,202
Commitments and contingencies		-
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		12,944,315
Retained earnings		20,136,640
Total Stockholder's Equity		33,083,373
	$	84,642,575

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), a wholly owned subsidiary of SAR Holdings, Inc. (its "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company trades primarily in municipal debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent and accordingly the Company is exempt under SEC Rule 15c3-3(k)(2)(ii).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash at year end consists of bank deposits with large financial institutions. From time to time, the cash deposits may exceed federal deposit insurance levels.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions. All securities are stated at estimated fair value, as determined by the Company, based on factors including the issuer's creditworthiness, yield, reference to comparable securities and other market factors.

Securities owned and securities sold, not yet purchased are recorded on trade date for regular way settlement transactions. Amounts receivable or payable related to regular way unsettled securities transactions are presented net on the Statement of Financial Condition.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2018, at the fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2018. Securities sold, not yet purchased consist of obligations of the United States Treasury.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Included in marketable securities owned at September 30, 2018 are obligations of the following states and jurisdictions:

State of California*	$	22,726,293
State of New York*		11,316,483
State of Texas*		8,479,587
State of Florida*		3,172,806
Other States**		16,440,356
Total:	$	62,135,525

* Includes various subdivisions and authorities
**Not any one State or jurisdiction greater than 5%

Fair Value Measurement

The Company follows FASB ASC 820, *Fair Value Measurement,* which provides the framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the assets or liabilities; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

There have been no changes in methodologies during the fiscal year ended September 30, 2018. The Company's municipal bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Marketable securities owned, at fair value of $69,781,980 at September 30, 2018 consist of municipal obligations of various United States jurisdictions at $62,135,525, corporate obligations at $7,646,009 and quasi-agency securities guaranteed by the United States at $446. The municipal and corporate obligations are classified as Level 2 securities, and the quasi-agency obligations are classified as Level 1 securities. Securities sold, not yet purchased at fair value of $32,243,372 at September 30, 2018 consist of obligations of the United States Treasury and are classified as Level 1 securities.

Change in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The Company evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of the deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we will be able to realize our deferred tax assets in the future in excess of their net recorded amount, we will make an adjustment to the deferred tax asset valuation allowance, which will reduce the provision for income taxes.

The Company records uncertain tax positons in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the positions and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement, with the tax authority.

The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before the fiscal year ended September 30, 2015.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Subsequent Events

Management has evaluated, for potential financial statement recognitions and/or disclosure, events subsequent to the date of this Statement of Financial Condition.

Accrued expenses and other liabilities consist primarily of year-end compensation accruals expected to be paid by January 31, 2019.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers," ("ASU 2014-09") that supersedes current revenue recognition guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. The guidance also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue that is recognized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In March 2016, the FASB issued ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net," ("ASU 2016-08") that amends the principal versus agent guidance in ASU 2014-09. ASU 2016-08 provides additional guidance on how to apply the control principle when services are provided or combined with other goods and services and clarifies how to determine whether the entity has control of the goods or services before they are transferred to the customer. The effective date of the standard will coincide with ASU 2014-09.

In April 2016, FASB issued ASU No. 2016-10, "Identifying Performance Obligations and Licensing" that amends the revenue guidance in ASU 2014-09 on identifying performance obligations. The effective date of the new guidance will coincide with ASU 2014-09.

The Company adopted ASU 2014-09 effective October 1, 2018 using a modified retrospective approach. The impact of the ASU is not expected to have a material effect on the financial condition.

In February 2016, the FASB issued ASU 2016-02, "leases" that requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases. For lessees, leases will continue to be classified as either operating or finance leases in the income statement. The guidance is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. We are closely monitoring FASB activity related to the new standard, and the impact on our financial statements of adopting ASU 2016-02 is currently being assessed by management.

3. DUE FROM/TO CLEARING AGENT

The payable to clearing agent at September 30, 2018 resulted from the Company's securities transactions. Amounts payable are collateralized by securities owned by the Company.

4. FURNITURE, EQUIPTMENT AND LEASEHOLD IMPROVEMENTS

The Company's furniture, equipment and leasehold improvements consisted of the following for the year ended September 30, 2018:

Furniture and equipment	$	1,577,710
Leasehold improvements		1,592,123
Website		45,365
Less: Accumulated depreciation		1,549,596
		1,665,602

5. INCOME TAXES

On December 22, 2017, H.R. 1, commonly known as the Tax Cuts and Jobs Act (the "Act"), was signed into law. The Act includes many provisions that will affect our income tax expense, including reducing our federal tax rate from 34% to 21% effective January 1, 2018. As a result of the rate reduction, we are required to re-measure, through income tax expense in the period of enactment, our deferred tax assets and liabilities using the enacted rate at which we expect them to be recovered or settle. This resulted in a reduction to net deferred taxes in the amount of $92,146.

The Company's net deferred tax asset consisted of the following for the year ended September 30, 2018:

Deferred tax assets:	
Compensation accrual	$ 84,000
Medical insurance accrual	241,100
Deferred rent	96,400
Net operating loss carryfoward	487,500
AMT credit	237,687
Total deferred tax assets:	1,146,687
Defered tax liabilities:	
Basic difference for fixed assets	161,300
Prepaid expenses	66,400
Total defered tax liabilities	227,700
Net deferred tax assets:	$ 918,987

The net operating loss carryforward of $2,321,125 is set to expire September 30, 2038.

The Company assesses the available positive and negative evidence to determine if sufficient future taxable income will be generated to use the existing net deferred tax asset. A significant piece of objective positive evidence evaluated was the cumulative pre-taxable income incurred over the three fiscal year period ended September 30, 2018. Consequently, the Company did not record any valuation allowance against its net deferred tax asset as of September 30, 2018.

The Company follows FASB ASC 740 Income Taxes, which provides standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. As of September 30, 2018, the Company did not have any unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits related to uncertain tax positions to significantly change in the next 12 months.

6. DUE TO / FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS

As of September 30, 2018, the amount due from affiliates is noninterest-bearing due on demand and is due from the Parent in the amount of $2,444,061. The amount due from the Parent represents a note receivable balance in the amount of $1,800,000 and a receivable for taxes and miscellaneous expenses, in the amount of $644,061. The note, which is noninterest bearing, provides for principal payments annually based on annual revenues of an affiliate within various payment tiers of $1 million ranging up to $6 million. The minimum payment in any year is $100,000 and the maximum payment is $300,000. The payment for fiscal year 2018 is expected to be received before the end of the calendar year.

On October 10, 2014, the Company loaned $1,000,000 to an entity that is owned by the majority shareholder of the Parent and a family member who is also a shareholder of the Parent. As of September 30, 2018, the remaining balance of the loan is $550,000. Interest on the loan is billed and collected annually. On September 27, 2017, the repayment agreement was amended to reflect annual payments of $100,000 for seven years and $50,000 for final year. On September 27, 2018, the $100,000 installment was received from the entity.

Amounts due to an affiliate that is a wholly owned subsidiary of the Company's Parent represent shared employment and operating expenses and are noninterest bearing and due on demand. The total amount due at September 30, 2018 to the affiliate was $197,151.

On October 1, 2018, the Company signed an agreement to advance $40,000 a month for twelve months to a shareholder and family member of the Parent. The short term advance plus interest will be repaid on or around September 30, 2019.

7. COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York, California, Florida, Illinois, Massachusetts, Puerto Rico and Texas under leases expiring on various dates through March 31, 2027. The minimum annual rentals, exclusive of real estate taxes, utilities and labor wage rate escalations in excess of the base year, are as follows:

Fiscal year ended September 30,

2019	$ 1,614,325
2020	1,513,404
2021	1,430,937
2022	1,501,614
2023	1,573,734
2024 and thereafter	5,784,745
	$13,418,759

7. COMMITMENTS AND CONTINGENCIES (Continued)

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome by any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

In the normal course of business, the Company enters into underwriting commitments and delayed settlement transactions. Transactions relating to such underwriting commitments and delayed settlement transactions that were open at September 30, 2018 and were subsequently settled had no material effect on the financial statements as of that date.

8. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital. The Company operates under paragraph 240.15c3-1(a)(1)(ii) – Alternative Standard for computing Net Capital. The minimum required net capital for the Company utilizing the Alternative Standard is $250,000.

On September 30, 2018, the Company's net capital of $24,904,756 exceeded minimum required net capital of $250,000 by $24,654,756.